FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2009
Commission File Number 000-19182
Allied Gold Limited

(Translation of registrant's name into English)

Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008 AUSTRALIA

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒ Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Description of Exhibit

Exhibit	Description of Exhibit

99.1	ALD Receives Conditional TSX Listing Approval
99.2	Allied Gold Declares ASG Offer Unconditional
99.3	Notice Declaring ASG Offer Free of All Defeating Conditions
99.4	Appendix 3B
99.5	AGM Presentation to Shareholders
99.6	Results of Meeting
99.7	Form 604 Change of Interests of Sub Holder
99.8	Supplementary Bidder’s Statement- ASG Takeover
99.9	Notice Under ASX Listing Rule 3.2
99.10	Short Form Prospectus
99.11	Press Release – ALD Files Preliminary Prospectus
99.12	Notice of General Meeting
99.13	Appendix 3B
99.14	Update- Off Market Takeover Bid for ASG
99.15	Amended ASG Takeover Update
99.16	Takeover Bid for Australian Solomons Gold Limited- Update
99.17	ALD Nominees Appointed to ASG Board – Takeover Update
99.18	Becoming a substantial holder
99.19	Exploration Drilling Success at Pigiput and Pigibo

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allied Gold Limited

Date: November 2, 2010	By:	/s/ Peter Torre
Peter Torre, Company Secretary